December 8, 2005

Daniel F. Duchovny, Esq.

Attorney- Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549-3628

Re:	Georgia-Pacific Corporation

Schedules 14D-9C filed November 14 and 15, 2005;

Schedule 14D-9 filed November 17, 2005; and

Schedule 14D-9/A filed November 25, 2005

File No. 005-30246

Dear Mr. Duchovny:

On behalf of our client, Georgia-Pacific Corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 29, 2005, concerning the Schedules 14D-9C filed November 14 and 15, 2005 (the “Pre-Commencement Statements”), the Schedule 14D-9 filed November 17, 2005 (the “Statement”), and the Schedule 14D-9/A filed November 25, 2005 under File No. 005-30246. The Company has today filed, via EDGAR, Amendment No. 4 to the Statement to incorporate, where necessary, additional requested information or amendments, together with certain other additional disclosure to reflect recent developments. We have enclosed three courtesy copies of the Amendment for your review.

For your convenience, each of the Staff’s comments have been set forth below in bold type and the response to each respective comment has been set forth below each such comment. Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Schedule 14D-9C filed on November 14, 2005

Forward-Looking Statements

1.	We note in the joint press release dated November 13 that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Response: The Company has requested that we advise the Staff that it acknowledges the Staff’s comment and confirms that it will avoid making references to the Private Securities Litigation Reform Act in future communications in connection with the tender offer.

2.	We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction D of Schedule 14D-9 and your obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the company will avoid using this statement in all future communications.

Response: The Company has requested that we advise the Staff that it acknowledges the Staff’s comment and confirms that it will avoid using the statement referred to in the Staff’s comment in future communications in connection with the tender offer.

Schedule 14D-9

The Solicitation or Recommendation – Background, page 5

3.	Please disclose why your board rejected the indication of interest received in May 2005 from a private equity firm.

Response: The Company has revised the disclosure in response to the Staff’s comment. See Paragraph (1) of the Amendment under the heading “Amendments to the Statement.”

4.	Expand to clarify the authority granted to, and the purpose of, the special committee in connection with the negotiations of the transaction. In this regard, we note from page 8 that the committee “was charged with overseeing” discussions between representatives of the parties.

Response: The Company has revised the disclosure in response to the Staff’s comment. See Paragraph (2) of the Amendment under the heading “Amendments to the Statement.”

The Solicitation or Recommendation – Opinion of Financial Advisor, page 13

5.	Please provide us a copy of Goldman Sachs’ report to your board of directors supplementally.

Response: Goldman Sachs has informed the Company that Sullivan & Cromwell LLP, counsel to Goldman Sachs, will furnish supplementally the Discussion Materials for the Board of Directors for the November 13, 2005 meeting of the Company’s Board of Directors at which the Board of Directors approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

6.	With respect to the financial analyses conducted by Goldman Sachs and described in this statement, please disclose the data underlying each analysis’ results. Disclose, for example, the type of financial information used in the Selected Companies Analysis, the data underlying the enterprise values in the same analysis, the data underlying the values derived in the Selected Transactions Analysis, and the transactions used in the Additional Premium Analysis.

Response: Pursuant to the Staff’s comment with respect to providing the transactions used in the Additional Premium Analysis, the Company has revised the disclosure. See Paragraph (4) of the Amendment under the heading “Amendments to the Statement.” With respect to the other financial analyses conducted by Goldman Sachs, we respectfully suggest that including information such as the enterprise value, LTM EBITDA, estimated EBITDA for 2005 and estimated EBITDA for 2006 for each of the selected companies would not be helpful to investors nor material since the existing disclosure either sets forth ranges for or otherwise summarizes the underlying data and since Goldman Sachs’ fairness analysis did not rely on any single selected company, transaction or component of financial information underlying the various analyses. Accordingly, we believe that detailed disclosure of all the component financial information used in such analyses would not be of material significance to an investor deciding whether to tender its Georgia-Pacific shares. Finally, with respect to the Staff’s request for the “type of financial information used in the Selected Companies Analysis,” Goldman Sachs has advised us that the material financial information used in such analysis for the selected companies as a whole is already specifically set out in the document and that both enterprise value and EBITDA are defined on page 15.

7.	Please explain why Goldman Sachs used the EBITDA multiples of 6x and 7x in conducting the Discounted Cash Flow Analysis.

Response: The Company has revised the disclosure in response to the Staff’s comment. See Paragraph (3) of the Amendment under the heading “Amendments to the Statement.”

8.	Please quantify the compensation paid to Goldman Sachs by the company, the bidders and their respective affiliates during the past two years. Refer to Item 1011(b) of Regulation M-A.

Response: The Company has revised the disclosure in response to the Staff’s comment. See Paragraphs (5) and (6) of the Amendment under the heading “Amendments to the Statement.”

Persons/Assets Retained, page 18

9.	Please quantify the fees to be paid to Goldman Sachs, both if the transaction is completed and if it is terminated.

Response: The Company has revised the disclosure in response to the Staff’s comment. See Paragraph (7) of the Amendment under the heading “Amendments to the Statement.”

Interest in Securities of the Subject Company, page 19

10.	Please tell us why you need to qualify your disclosure “to the knowledge” of the company. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Response: The Company has revised the disclosure in response to the Staff’s comment. See Paragraph (8) of the Amendment under the heading “Amendments to the Statement.”

Additionally, at the Staff’s request, this letter constitutes an acknowledgement on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (212) 848-7628.

Very truly yours,

/S/ CREIGHTON O’M. CONDON
Creighton O’M. Condon

cc:	James F. Kelley

Kenneth F. Khoury

William C. Smith, III

Alessandro De Giorgis

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